SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               Amendment No. 1 to
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

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                           CABLE & CO. WORLDWIDE, INC.











                                (Name of Issuer)

                          Common Stock, $.01 par value


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                         (Title of Class of Securities)



                                   126827 10 4
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                                 (CUSIP Number)


                              Martin C. Licht, Esq.
                              Lane & Mittendorf LLP
                                 320 Park Avenue
                            New York, New York 10022
                                 (212) 508-3210
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



     Check the following box if a fee is being paid with this statement |X|


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP NO. 126827 10 4                                           Page 2 of 5
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Alberto Salvucci
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |X|
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION                        Italy
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        NUMBER          5. SOLE VOTING POWER                         12,377,474
       OF SHARES
     BENEFICIALLY
       OWNED BY
    EACH REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                        6. SHARED VOTING POWER                             0
                       --------------------------------------------------------
                        7. SOLE DISPOSITIVE POWER                    12,377,474
                       --------------------------------------------------------
                        8. SHARED DISPOSITIVE POWER                        0

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              12,377,474
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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             12,377,474
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12.   TYPE OR REPORTING PERSON                                              IN
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CUSIP NO. 126827 10 4                                           Page 3 of 5
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Item 1(a).              Name of Issuer:

                  Cable & Co. Worldwide, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                  724 Fifth Avenue
                  New York, New York  10019

Item 2(a).              Name of Person Filing:

                  Alberto Salvucci

Item 2(b). Address of Principal Business Office or, if none, Residence:

                  via Biagiotti 9
                  62100 Macerata, Italy

Item 2(c).              Citizenship:

                  Italy

Item 2(d).              Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).              CUSIP Number:

                  126827 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.                 Ownership:

                  12,377,474 shares of Common Stock of which 11,973,411 shares of Common Stock are owned by D&D Design and Details Limited, an entity controlled by Mr. Salvucci (approximately 28.4% of the shares outstanding) are beneficially owned by Alberto Salvucci to which Alberto Salvucci possesses the sole power to vote such shares and the sole power



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CUSIP NO. 126827 10 4                                           Page 4 of 5
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                  to dispose of such shares.

Item 5.                 Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another
                        Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.                 Identification and Classification of
                        Members of the Group:

                  Not applicable.

Item 9.                 Notice of Dissolution of Group:

                  Not applicable.

                  [Balance of page left intentionally blank -
                         Signature on following page]




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CUSIP NO. 126827 10 4                                           Page 5 of 5
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Item 10.                Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                   September 26, 1997





                                   /s/ Alberto Salvucci
                                -------------------------------

                                ALBERTO SALVUCCI